SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date: March 14, 2014

FEMSA Holds its Annual Shareholders Meeting

Monterrey, Mexico, March 14, 2014 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”; NYSE: FMX; BMV: FEMSAUB, FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2013 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2013 and the election of the Board of Directors and its Committees for 2014.

In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2014.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.

FEMSA Celebra su Asamblea Anual de Accionistas

Monterrey, México, 14 de Marzo del 2014 - Fomento Económico Mexicano, S.A.B. de C.V. (BMV: FEMSAUBD; NYSE: FMX) ("FEMSA" o la "Compañía"), celebró el día de hoy su Asamblea General Ordinaria Anual, en la cual los accionistas aprobaron el informe anual presentado por el Director General, los estados financieros consolidados de la Compañía para el ejercicio fiscal terminado el 31 de diciembre de 2013 y el nombramiento del Consejo de Administración y sus Comités para el año 2014.

Asimismo se estableció la cantidad de Ps. 3,000 millones como monto máximo de recursos que potencialmente podrían destinarse a la recompra de acciones de la Compañía durante 2014.

FEMSA es una empresa líder que participa en la industria de bebidas operando Coca-Cola FEMSA, el embotellador público más grande de productos Coca-Cola en el mundo; y en el sector cervecero como el segundo accionista más importante de Heineken, una de las cerveceras líderes en el mundo con presencia en más de 70 países. En comercio al detalle participa con FEMSA Comercio, que opera diferentes cadenas de formato pequeño, destacando OXXO como la más grande y de mayor crecimiento en América Latina. Todo esto apoyado por un área de Negocios Estratégicos.